UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 10)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEOFORMA, INC.

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(Name of Issuer)

COMMON STOCK

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(Title of Class of Securities)

640475 10 7

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(CUSIP Number)

KARIN J. LINDGREN, GENERAL COUNSEL

UNIVERSITY HEALTHSYSTEM CONSORTIUM

2001 SPRING ROAD, SUITE 700

OAK BROOK, IL 60523

(630) 954-1700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

1	NAME OF REPORTING PERSONS,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)	(a)/ /
(b)/ x /
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/___/
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
7	SOLE VOTING POWER
NUMBER OF SHARES	2,130,302
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH	0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH	2,130,302

10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	/___/
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.27% (Based on 20,743,965 shares of Neoforma, Inc. common stock estimated to be outstanding)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 10 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by University HealthSystem Consortium, an Illinois not for profit corporation (“UHC”), as initially filed on Schedule 13D on February 5, 2001, and as amended by Amendment No. 1 on September 11, 2003, as further amended by Amendment No. 2 on January 18, 2005, as further amended by Amendment No. 3 on April 11, 2005, as further amended by Amendment No. 4 on April 13, 2005, as further amended by Amendment No. 5 on July 7, 2005, as further amended by Amendment No. 6 on October 7, 2005, as further amended by Amendment No. 7 on October 10, 2005, as further amended by Amendment No. 8 on January 7, 2006, and as further amended by Amendment No. 9 on January 23, 2006, relates to shares of common stock, par value $.001 per share (“Common Stock”), of Neoforma, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

First Amendment to Merger Agreement

The Merger Agreement provided that either Neoforma or GHX may terminate the Merger Agreement under certain circumstances if the Merger were not consummated by February 28, 2006 (the "Initial End Date"), including if the required vote of the stockholders of Neoforma to adopt the Merger Agreement was not obtained by the Initial End Date. On January 20, 2006, the Merger Agreement was amended by the First Amendment to Merger Agreement among GHX, Merger Sub and Neoforma (the "Merger Agreement Amendment"). The Merger Agreement Amendment extended the Initial End Date to March 24, 2006.

References to and the descriptions of the Merger Agreement Amendment as set forth herein are not intended to be complete and are qualified in their entirety by reference to the First Amendment to Merger Agreement, Exhibit 1-A to this Amendment, which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1-A

First Amendment to Merger Agreement, dated as of January 20, 2006, among Neoforma, Inc., Global Healthcare Exchange, LLC and Leapfrog Merger Corporation (incorporated by reference to Annex A-2 to the Schedule 14A of Neoforma, Inc. (File No. 000-28715), as filed with the SEC on January 23, 2006).

[Signature on next page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: January 24, 2006

UNIVERSITY HEALTHSYSTEM CONSORTIUM
By:	/s/Mark E. Mitchell

Mark E. Mitchell, its Vice President, Finance